UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-150749

CUSIP NUMBER

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AGY Holding Corp.
Full Name of Registrant

Former Name if Applicable

2556 Wagener Road
Address of Principal Executive Office (Street and Number)

Aiken, South Carolina 29801
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 10, 2009, the Registrant completed its acquisition of a 70% controlling interest in the Shanghai-based yarn manufacturing business of Main Union Industrial Ltd. The Registrant is unable to complete its Quarterly Report on Form 10-Q for the period ended June 30, 2009 (the “Form 10-Q”) by the prescribed filing date without unreasonable effort and expense because of the additional work required to incorporate Main Union Industrial Ltd.’s financial information with the Registrant’s financial information for presentation on a consolidated basis in the financial statements which are to be included in its Form 10-Q. The Registrant currently anticipates filing the Form 10-Q on or before August 19, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Wayne T. Byrne	(803)	643-1257
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in operating earnings for the period ended June 30, 2009 as compared to the period ended June 30, 2008, which will be reflected in the consolidated statement of operations to be included in its Form 10-Q. In the quarter ended June 30, 2009, the Registrant recorded a $44.5 million impairment charge on goodwill based on an updated valuation of the Registrant’s business. The Registrant also experienced a decrease in revenue and earnings for the period ended June 30, 2009 as compared to the period ended June 30, 2008, as a result of the global economic downturn. The Registrant anticipates a 51% decrease in revenue for the quarter ended June 30, 2009 when compared to the same period in 2008 and a 41% decrease on a year-to-date basis. The Registrant anticipates a significant decline in year-to-date EBITDA, compared with the EBITDA reported during the same period in 2008, as a result of the decreased volumes associated with lower market demand and de-stocking initiatives by the Registrant. A reasonable quantitative estimate of the Registrant’s EBITDA for the quarterly period ended June 30, 2009 cannot be made at this time as the Registrant’s financial statements for the period ended June 30, 2009 are not yet finalized as stated in Part III above.

AGY HOLDING CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2009	By	/s/ Wayne T. Byrne
Name: Wayne T. Byrne Title: Chief Financial Officer